Exhibit 99.3
ADC Therapeutics Reports Third Quarter 2023 Financial Results and Provides Business Updates

3Q 2023 ZYNLONTA®1 net sales of $14.3 million reflect disruption following restructuring of commercial organization, increased competition and higher gross-to-net deductions

Operating expenses decreased 23%2 year-over-year due to portfolio prioritization and operational efficiencies; Expected cash runway into mid-2025

Prioritized pipeline progressing with initial data readouts from LOTIS-7 and studies of ADCT-601 targeting AXL and ADCT-901 targeting KAAG1 expected in 1H 2024

Company to host conference call today at 8:30 a.m. EST

Lausanne, Switzerland, November 7, 2023 – ADC Therapeutics SA (NYSE: ADCT) today reported financial results for the third quarter 2023 and provided business updates.

“During the third quarter, we fully rolled out the new commercial strategy, advanced our prioritized pipeline programs and continued to drive operating efficiencies,” said Ameet Mallik, Chief Executive Officer of ADC Therapeutics. “We are confident that restructuring the commercial model and the resulting disruptions that continued into the third quarter were necessary to fully capture the potential longer-term value of ZYNLONTA® and we expect to see growth in the coming quarters in an increasingly competitive environment. We have a clear roadmap in place as we approach several potential value-generating catalysts in 2024, including data readouts for the LOTIS-7 trial of ZYNLONTA in combination with bispecifics, ADCT-601 targeting AXL, ADCT-901 targeting KAAG1 and ADCT-602 targeting CD22.”

Recent Highlights and Developments

ZYNLONTA® (loncastuximab tesirine-lpyl)
•ZYNLONTA generated net sales of $14.3 million in the third quarter of 2023, representing a 33.1% decrease over the third quarter of 2022. The decline was attributable to an extended period of disruption following the restructuring of the commercial model, increased competition and higher gross-to-net sales deductions. This was partially offset by a slight increase in price.
•At the Eleventh Annual Meeting of the Society of Hematologic Oncology (SOHO 2023) in September, updated safety run-in results from the confirmatory LOTIS-5 Phase 3 trial in combination with rituximab were presented and demonstrated an 80% overall response rate, a 50% complete response rate and median duration of response of 8.0 months with no new safety signals.
•The LOTIS-7 trial of ZYNLONTA in combination with bispecifics glofitamab or mosunetuzumab for the treatment of patients with diffuse large B-cell lymphoma (DLBCL), follicular lymphoma (FL) and marginal zone lymphoma (MZL) is actively enrolling patients.
•The Company’s partner Mitsubishi Tanabe Pharma Corporation (MTPC) joined the confirmatory Phase 3 LOTIS-5 study of ZYNLONTA in combination with rituximab in second-line or later, transplant ineligible DLBCL patients in Japan.
•An American Society of Hematology (ASH) abstract from the University of Miami investigator-initiated trial exploring ZYNLONTA in combination with rituximab in high-risk relapsed or refractory follicular lymphoma indicated that the combination was well tolerated with a 95% overall response rate at week 12 and at week 21, an 86% metabolic complete response rate.

(1) loncastuximab tesirine-lpyl; (2) on a non-IFRS basis or 35% on an IFRS basis including stock-based compensation expense. See reconciliation of IFRS measures to non-IFRS measures in accompanying financial tables

Pipeline
•ADCT-601 (targeting AXL): Dose escalation in patients with non-small cell lung cancer (NSCLC) and sarcoma is proceeding. The maximum tolerated dose has not yet been reached, and the immunohistochemistry (IHC) assay is under final validation. Based on preclinical data, a pancreatic cancer cohort is being added with an enriched patient population.
•ADCT-901 (targeting KAAG1): Dose escalation is proceeding, and the IHC assay is under final validation.
•ADCT-602 (targeting CD22): Dose escalation and expansion in the Phase 1 trial in collaboration with MD Anderson Cancer is progressing and additional clinical trial sites are being added to accelerate enrollment.

Guidance
The Company maintains the following guidance based on its current business plan:
•Continued decrease in total operating expenses expected in full year 2023 and 2024 as compared to 2022
•Expected cash runway into the middle of 2025

Upcoming Expected Milestones

ZYNLONTA
•Complete enrollment of the Phase 3 LOTIS-5 study in 2024
•Initial safety and efficacy data from the LOTIS-7 study in 1H 2024

Pipeline

ADCT-601 (targeting AXL)
•Initial data from Phase 1 study in 1H 2024

ADCT-901 (targeting KAAG1)
•Initial data from Phase 1 study in 1H 2024

ADCT-602 (targeting CD22)
•Additional data from Phase 1 study in 1H 2024

Third Quarter 2023 Financial Results

Cash and Cash Equivalents

Cash and cash equivalents were $310.4 million as of September 30, 2023, compared to $326.4 million as of December 31, 2022. The Company continues to expect its cash runway to extend into the middle of 2025.

Product Revenues

Net product revenues were $14.3 million for the quarter ended September 30, 2023, compared to $21.3 million for the same quarter in 2022. Net product revenues are for U.S. sales of ZYNLONTA. The decrease of $7.1 million for the quarter was primarily due to lower sales volume, which was impacted by the extended period of disruption following restructuring of the commercial organization, increased competition, as well as higher gross-to-net deductions, partially offset by a slightly higher price.

License Revenues and Royalties

License revenues and royalties were $0.2 million for the quarter ended September 30, 2023, compared to $55.0 million for the same quarter in 2022. During July 2022, the Company entered into an exclusive license agreement with Sobi for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications outside of the U.S., greater China, Singapore and Japan. Under the terms of the agreement, the Company received an upfront payment of $55.0 million during the quarter ended September 30, 2022.

Research and Development (R&D) Expenses

R&D expenses were $28.4 million for the quarter ended September 30, 2023, compared to $41.7 million for the same quarter in 2022. R&D expenses decreased due to less investment in camidanlumab tesirine (Cami), as well as productivity initiatives and focused investment toward prioritized development programs. The decrease in R&D expenses related to Cami was primarily due to completion of the Phase 2 study in 2022 and the Company’s decision to pause the program while it evaluated FDA feedback, while continuing to assess a potential regulatory pathway and seeking a partner to continue developing this program. R&D expenses in the third quarter of 2023 also decreased due to lower share-based compensation expense as a result of fluctuations in the share price and award forfeitures in connection with voluntary terminations.

Selling and Marketing (S&M) Expenses

S&M expenses were $13.7 million for the quarter ended September 30, 2023, compared to $16.8 million for the same quarter in 2022. The decrease in S&M expenses for the quarter was primarily due to lower share-based compensation expense resulting from fluctuations in the share price and award forfeitures in connection with voluntary terminations as well as lower wages and benefits.

General & Administrative Expenses

G&A expenses were $9.4 million for the quarter ended September 30, 2023, compared to $19.6 million for the same quarter in 2022. G&A expenses decreased during the third quarter of 2023 primarily due to lower share-based compensation expense due to fluctuations in the share price and award forfeitures in connection with voluntary terminations, as well as lower wages and benefits.

Net Loss and Adjusted Net Loss

Net loss was $47.8 million, or a net loss of $0.58 per basic and diluted share, for the quarter ended September 30, 2023. This compares to a net loss of $50.6 million, or a net loss of $0.65 per basic and diluted share, for the same quarter in 2022. The decrease in net loss for the quarter ended September 30, 2023, as compared to the same quarter in 2022, was attributable to a non-cash loss related to the extinguishment of our convertible loans and derivatives during the third quarter of 2022 in connection with restructuring of existing loans, as well as lower operating expenses during the third quarter of 2023 which included lower non-cash charges related to share-based compensation. The decrease in net loss was partially offset by lower revenues during the third quarter of 2023.

Adjusted net loss was $33.8 million, or an adjusted net loss of $0.41 per basic and diluted share, for the quarter ended September 30, 2023. This compares to adjusted net income of $10.3 million, or adjusted net income of $0.13 per basic and diluted share, for the same quarter in 2022. The increase in adjusted net loss is primarily driven by lower revenues during the third quarter of 2023, partially offset by lower operating expenses.

Conference Call Details

ADC Therapeutics management will host a conference call and live audio webcast to discuss third quarter 2023 financial results and provide a company update today at 8:30 a.m. Eastern Time. To access the conference call, please register here. Registrants will receive the dial-in number and unique PIN. It is recommended that you join 10 minutes before the event, though you may pre-register at any time. A live webcast of the call will be available under “Events & Presentations” in the Investors section of the ADC Therapeutics website at ir.adctherapeutics.com. The archived webcast will be available for 30 days following the call.

About ZYNLONTA® (loncastuximab tesirine-lpyl)

ZYNLONTA® is a CD19-directed antibody drug conjugate (ADC). Once bound to a CD19-expressing cell, ZYNLONTA is internalized by the cell, where enzymes release a pyrrolobenzodiazepine (PBD) payload. The potent payload binds to DNA minor groove with little distortion, remaining less visible to DNA repair mechanisms. This ultimately results in cell cycle arrest and tumor cell death.

The U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA) have approved ZYNLONTA (loncastuximab tesirine-lpyl) for the treatment of adult patients with relapsed or refractory (r/r) large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (DLBCL) not otherwise specified (NOS), DLBCL arising from low-grade lymphoma and also high-grade B-cell lymphoma. The trial included a broad spectrum of heavily pre-treated patients (median three prior lines of therapy) with difficult-to-treat disease, including patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, patients with double/triple hit genetics and patients who had stem cell transplant and CAR-T therapy prior to their treatment with ZYNLONTA. This indication is approved by the FDA under accelerated approval and in the European Union under conditional approval based on overall response rate and continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial. Please see full prescribing information including important safety information about ZYNLONTA at www.ZYNLONTA.com.

ZYNLONTA is also being evaluated as a therapeutic option in combination studies in other B-cell malignancies and earlier lines of therapy.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage global leader and pioneer in the field of antibody drug conjugates (ADCs). The Company is advancing its proprietary ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA (loncastuximab tesirine-lpyl) received accelerated approval by the FDA and conditional approval from the European Commission for the treatment of relapsed or refractory diffuse large B-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in development in combination with other agents and in earlier lines of therapy. In addition to ZYNLONTA, ADC Therapeutics has multiple ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on LinkedIn.

ZYNLONTA® is a registered trademark of ADC Therapeutics SA.

Use of Non-IFRS Financial Measures

In addition to financial information prepared in accordance with IFRS, this document also contains certain non-IFRS financial measures based on management’s view of performance including:

•Adjusted total operating expenses
•Adjusted net loss
•Adjusted net loss per share

Management uses such measures internally when monitoring and evaluating our operational performance, generating future operating plans and making strategic decisions regarding the allocation of capital. We believe that these adjusted financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and facilitate operating performance comparability across both past and future reporting periods. These non-IFRS measures have limitations as financial measures and should be considered in addition to, and not in isolation or as a substitute for, the information prepared in accordance with IFRS. When preparing these supplemental non-IFRS measures, management typically excludes certain IFRS items that management does not believe are indicative of our ongoing operating performance. Furthermore, management does not consider these IFRS items to be normal, recurring cash operating expenses; however, these items may not meet the IFRS definition of unusual or non-recurring items. Since non-IFRS financial measures do not have standardized definitions and meanings, they may differ from the non-IFRS financial measures used by other companies, which reduces their usefulness as comparative financial measures. Because of these limitations, you should consider these adjusted financial measures alongside other IFRS financial measures.

The following items are excluded from adjusted net loss and adjusted net loss per share:

Shared-Based Compensation Expense: We exclude share-based compensation expense from our adjusted financial measures because share-based compensation expense, which is non-cash, fluctuates from period to period based on factors that are not within our control, such as our stock price on the dates share-based grants are issued. Share-based compensation expense has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy.

Certain Other Items: We exclude certain other significant items that we believe do not represent the performance of our business, from our adjusted financial measures. Such items are evaluated by management on an individual basis based on both quantitative and qualitative aspects of their nature. While not all-inclusive, examples of certain other significant items excluded from our adjusted financial measures would be: changes in the fair value of derivatives and warrant obligations and the effective interest expense associated with the Facility Agreement with Deerfield and the senior secured term loan facility and the effective interest expense and cumulative catch-up adjustments associated with the deferred royalty obligation under the royalty purchase agreement with HealthCare Royalty Partners.

See the attached Reconciliation of IFRS Measures to Non-IFRS Measures for explanations of the amounts excluded and included to arrive at the non-IFRS financial measures.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “would”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “future”, “continue”, or “appear” or the negative of these terms or similar expressions, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to certain risks and uncertainties that can cause actual results to differ materially from those described. Factors that may cause such differences include, but are not limited to: the ability of the Company to cure the deficiency and regain compliance with NYSE listing standards and for the Company’s common shares to remain listed on the NYSE; the success of the Company’s updated corporate strategy including operating efficiencies, capital deployment and portfolio prioritization; the Company’s ability to achieve the decrease in total operating expenses for 2023 and 2024, the expected cash runway into the middle of 2025, the effectiveness of the new commercial go-to-market strategy, competition from new technologies, the Company’s ability to grow ZYNLONTA® revenue in the United States; Swedish Orphan Biovitrum AB (Sobi®) ability to successfully commercialize ZYNLONTA® in the European Economic Area and market acceptance, adequate reimbursement coverage, and future revenue from the same; approval by the NMPA of the BLA for ZYNLONTA® in China submitted by Overland ADCT BioPharma and future revenue from the same, our strategic partners’, including Mitsubishi Tanabe Pharma Corporation, ability to obtain regulatory approval for ZYNLONTA® in foreign jurisdictions, and the timing and amount of future revenue and payments to us from such partnerships; the Company’s ability to market its products in compliance with applicable laws and regulations; the Company’s expectations regarding the impact of the Infrastructure Investment and Jobs Act; the timing and results of the Company’s or its partners’ research projects or clinical trials including LOTIS 5 and 7, ADCT 901, 601 and 602, the impact, if any, from discontinuation of the LOTIS-9 study, actions by the FDA or foreign regulatory authorities with respect to the Company’s products or product candidates, the timing and outcome of regulatory submissions for the Company’s products or product candidates; the ability to complete clinical trials on expected timelines, if at all and the results of the same; projected revenue and expenses; the Company’s indebtedness, including Healthcare Royalty Management and Blue Owl and Oaktree facilities, and the restrictions imposed on the Company’s activities by such indebtedness, the ability to repay such indebtedness and the significant cash required to service such indebtedness; and the Company’s ability to obtain financial and other resources for its research, development, clinical, and commercial activities. Additional information concerning these and other factors that may cause actual results to differ materially from those anticipated in the forward-looking statements is contained in the “Risk Factors” section of the Company's Annual Report on Form 20-F and in the Company's other periodic reports and filings with the Securities and Exchange Commission. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed in or implied by such forward-looking statements. The Company cautions investors not to place undue reliance on the forward-looking statements contained in this document. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this press release, except as required by law.

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Operations (Unaudited)
(in KUSD except for per share data)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022	2023	2022
Product revenues, net	14,267	21,321	52,417	55,110
License revenues and royalties	226	55,000	351	85,000
Total revenue	14,493	76,321	52,768	140,110

Operating expense
Cost of product sales	(366)	(1,295)	(2,275)	(4,090)
Research and development expenses	(28,440)	(41,676)	(99,864)	(139,165)
Selling and marketing expenses	(13,730)	(16,847)	(43,537)	(52,876)
General and administrative expenses	(9,361)	(19,617)	(35,857)	(56,868)
Total operating expense	(51,897)	(79,435)	(181,533)	(252,999)
Loss from operations	(37,404)	(3,114)	(128,765)	(112,889)

Other income (expense)
Financial income	3,140	273	7,250	18,597
Financial expense	(12,942)	(11,356)	(38,650)	(29,374)
Non-operating expense	(687)	(37,122)	(1,143)	(10,805)
Total other expense	(10,489)	(48,205)	(32,543)	(21,582)
Loss before taxes	(47,893)	(51,319)	(161,308)	(134,471)
Income tax benefit	86	711	6,958	2,828
Net loss	(47,807)	(50,608)	(154,350)	(131,643)

Net loss attributable to:
Owners of the parent	(47,807)	(50,608)	(154,350)	(131,643)

Net loss per share, basic and diluted	(0.58)	(0.65)	(1.89)	(1.70)

ADC Therapeutics SA
Condensed Consolidated Interim Balance Sheet (Unaudited)
(in KUSD)

	September 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	310,407	326,441
Accounts receivable, net	21,180	72,971
Inventory	22,728	18,564
Other current assets	21,283	28,039
Total current assets	375,598	446,015
Non-current assets
Property, plant and equipment	5,260	3,261
Right-of-use assets	10,272	6,720
Intangible assets	12,358	14,360
Interest in joint venture	26,989	31,152
Deferred tax asset	35,400	26,757
Other long-term assets	1,023	903
Total non-current assets	91,302	83,153

Total assets	466,900	529,168

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	8,977	12,351
Other current liabilities	53,483	73,035
Lease liabilities, short-term	1,417	1,097
Senior secured term loans, short-term	14,329	12,474
Total current liabilities	78,206	98,957
Non-current liabilities
Senior secured term loans, long-term	97,707	97,240
Warrant obligations	96	1,788
Deferred royalty obligation, long-term	305,266	212,353
Deferred gain of joint venture	23,539	23,539
Lease liabilities, long-term	10,076	6,564
Other long-term liabilities	6,191	—
Total non-current liabilities	442,875	341,484

Total liabilities	521,081	440,441

Equity attributable to owners of the parent
Share capital	7,312	7,312
Share premium	1,008,088	1,007,452
Treasury shares	(541)	(679)
Other reserves	166,334	155,683
Cumulative translation adjustments	(339)	(356)
Accumulated losses	(1,235,035)	(1,080,685)
Total equity attributable to owners of the parent	(54,181)	88,727

Total liabilities and equity	466,900	529,168

ADC Therapeutics SA
Reconciliation of IFRS Measures to Non-IFRS Measures (Unaudited)
(in KUSD except for share and per share data)

	Three Months Ended September 30,				Nine Months Ended September 30,
in KUSD	2023	2022	Change	% Change	2023	2022	Change	% Change
Total operating expense	(51,897)	(79,435)	27,538	(35)%	(181,533)	(252,999)	71,466	(28)%
Adjustments:
Share-based compensation expense (i)	2,083	14,565	(12,482)	(86)%	11,275	42,293	(31,018)	(73)%
Adjusted total operating expenses	(49,814)	(64,870)	15,056	(23)%	(170,258)	(210,706)	40,448	(19)%

	Three Months Ended September 30,		Nine Months Ended September 30,
in KUSD (except for share and per share data)	2023	2022	2023	2022
Net loss	(47,807)	(50,608)	(154,350)	(131,643)
Adjustments:
Share-based compensation expense (i)	2,083	14,565	11,275	42,293
Convertible loans, derivatives, change in fair value expense (income) (ii)	—	4,660	—	(25,650)
Loss on extinguishment (iii)	—	42,114	—	42,114
Senior secured term loans, warrants, change in fair value income (ii)	(299)	(2,543)	(916)	(2,543)
Effective interest expense on convertible loans (iv)	—	1,536	—	7,684
Deerfield warrants obligation, change in fair value income (ii)	(140)	(9,418)	(776)	(9,418)
Senior secured term loan facility, warrants, transaction costs (v)	—	245	—	245
Effective interest expense on senior secured term loan facility (iv)	4,728	1,933	13,748	1,933
Deferred royalty obligation interest expense (vi)	8,087	5,669	19,662	17,356
Deferred royalty obligation cumulative catch-up adjustment (income) expense (vi)	(437)	2,175	4,851	(16,113)
Adjusted net (loss) income	(33,785)	10,328	(106,506)	(73,742)

Net loss per share, basic and diluted	(0.58)	(0.65)	(1.89)	(1.70)
Adjustment to net loss per share, basic and diluted	0.17	0.78	0.58	0.75
Adjusted net (loss) income per share, basic and diluted	(0.41)	0.13	(1.31)	(0.95)
Weighted average shares outstanding, basic and diluted	82,256,847	78,372,680	81,516,563	77,374,388

(i)Share-based compensation expense represents the cost of equity awards issued to our directors, management and employees. The fair value of awards is computed at the time the award is granted, including any market and other performance conditions, and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These accounting entries have no cash impact.

(ii)Change in the fair value of the convertible loan derivatives, senior secured term loan facility warrants and the Deerfield warrant obligation results from the valuation at the end of each accounting period. There are several inputs to these valuations, but those most likely to result in significant changes to the valuations are changes in the value of the underlying instrument (i.e., changes in the price of our common shares) and changes in expected volatility in that price. These accounting entries have no cash impact.
(iii)As a result of the exchange agreement entered into on August 15, 2022, the Company recognized a loss on extinguishment which primarily consists of the difference between the aggregate principal amount and carrying amount of the convertible loans and exit fee as well as the unpaid interest payments through the maturity date.
(iv)Effective interest expense on convertible loans and senior secured term loans relates to the increase in the value of our loans in accordance with the amortized cost method.
(v)The transaction costs allocated to the senior secured term loan facility warrant obligation represent actual costs. We do not believe that these costs reflect the performance of our ongoing business.
(vi)Deferred royalty obligation interest expense relates to the accretion expense on our deferred royalty obligation pursuant to the royalty purchase agreement with HCR and cumulative catch-up adjustment (income) expense relates to changes in the expected payments to HCR based on a periodic assessment of our underlying revenue projections.

CONTACTS:

Investors
Eugenia Litz
ADC Therapeutics
Eugenia.Litz@adctherapeutics.com
+44 7879 627205
+1 908-723-2350

Media
Nicole Riley
ADC Therapeutics
Nicole.Riley@adctherapeutics.com
+1 862-926-9040